Exhibit 99.1

Redwood Mortgage Corp., Manager                     March 28, 2019

Redwood Mortgage Investors VIII, a California Limited Partnership

Fair Value per Unit at December 31, 2018

Background

Redwood Mortgage Corp. (RMC or the manager) obtained information regarding the fair value of a unit of limited partnership interest and of net assets at December 31, 2018 (the valuation date) for Redwood Mortgage Investors VIII, a California Limited Partnership (RMI VIII or the partnership). An independent valuation firm that provides asset valuations to retirement plan sponsors, plan administrators, banking and trust companies, and ERISA plans performed the unit value analysis in accordance with scope criteria, objectives and an overall approach set by RMC. The purpose of their valuation was to provide an opinion of the fair value of a unit of partnership interest, which is determined principally by the fair value of the commercial mortgage loans and real estate owned (REO) held in portfolio (collectively referred to as, the “investment assets”) and the liquidity available to the limited partners, inclusive of redemption price and distribution factors.  The firm understood that the valuation report would be used by the manager for financial and regulatory reporting purposes, specifically FINRA Rule 2310 and NASD Rule 2340.  The market approach was utilized in deriving the fair values, net of costs to sell, of the investment assets. The cost approach was utilized in the valuation of cash, loan advances, accrued interest and other short term assets and liabilities that turnover and/or reprice frequently.

As of the valuation date, RMI VIII had total assets with a book value of approximately $115.7 million, the primary components of which were $13.6 million in cash, $97.4 million in principal in 56 secured loans and approximately $4.2 million in 4 REO properties.  Partners’ capital was $115.3 million, net of the formation loan of $4.9 million at December 31, 2018. The fair value of the investment assets is approximately $101.9 million, representing a premium of approximately $0.3 million to the book value of the assets ($101.6 million).

Fair Value of a Unit of Limited Partnership Interest for RMI VIII

Based on the analysis summarized below, RMC concurred with the firm’s conclusion that the fair value of a unit of limited partnership interest, as of the valuation date, is $1.00.

RMI VIII limited partnership units have restrictions on transferability and redemptions, including a maximum total annual redemption of twenty percent (20%) of beginning partners’ capital. The partnership agreement provides that limited partners may withdraw all or a portion of their capital accounts in twenty quarterly installments or longer, as determined by RMC in light of partnership cash flow and subject to the 20% annual maximum for the partnership. A limited partner may liquidate all or a part of the limited partner’s capital account in four quarterly installments, subject to a ten percent (10%) early withdrawal penalty applicable to any sums withdrawn prior to the time when such sums could have withdrawn without penalty.  There is also a limited right of liquidation for an investor’s heirs upon an investor’s death. The partnership has not established a cash reserve from which to fund withdrawals and, accordingly, the Partnership’s capacity to return capital is subject to the availability of cash. A partners’ capital account balance continues to be increased by its pro-rata share of the partnership’s net income in the period during which the balance is being redeemed.

The asset value of the $1 per unit redemption price considering the redemption restrictions and the characteristics of the investment assets and the projected net income therefrom (including during the period the partners’ capital is being redeemed) was determined to be $1.05. As redemptions are capped at $1.00 per unit, the determined fair value per unit is $1.00.

Redwood Mortgage Investors VIII Per Unit Fair Value                                                                                      Page | 2

Valuation of the Commercial Mortgage Loan Portfolio

The fair value of the loan portfolio approximates the book value as evidenced by the nominal gain on sale net of the cost to sell for the two loan sales as RMI VIII’s loans:

-	Are of shorter terms at origination than commercial real estate loans by institutional lenders;
-	Are written without a prepayment penalty causing uncertainty/ lack of predictability as the expected duration of the loan; and
-	Have limited marketability and are not yet sellable into an established secondary market.

The two loan sales in 2018 were negotiated between our manager and the buyer who was not yet willing to pay a significant premium commensurate with the interest rate premium of the loans and the low loan to value ratios, the location (i.e. San Francisco Bay Area and Los Angeles, coastal Southern California) and other characteristics of the underlying collateral.

At December 31, 2018, RMI VIII had a loan portfolio with a principal balance of $97.375 million. These commercial mortgage loans were secured by single-family residences (36%), multi-family (2%), commercial properties (61%) and land (1%). The primary collateral is located in the San Francisco Bay Area (64%), Los Angeles/coastal southern California (22%) and other regions in California (14%).

RMC projects credit losses at the time of loan funding to be zero dollars due to the low LTV’s at origination and the location of the collateral in favorable real estate markets. Management reviews the values of collateral periodically to validate the “protective equity.”

Valuation of the REO Portfolio

The fair value of the REO portfolio is approximately $4.459 million, representing a premium of approximately $0.3 million to the book value of $4.153 million.

The fair values of the individual properties were taken from appraisals which referenced the most current available market information such as listing agreements, offers, and pending and closed sales.

Sources of Information

RMC provided financial and other information to the firm and it accessed other information from various public, financial, and industry sources. The principal sources of information used in performing the valuation included the following:

°	SEC filings, financial statements, financial reports and other accounting records at and for the years ended December 31, 2018, 2017 and 2016
°	Historical capital contributions to RMI VIII including redemptions
°	Detailed loan trial balance as of December 31, 2018
°	Limited Partnership Agreement (sixth amended and restated)
°	Discussions with Management regarding the historical and expected future performance of RMI VIII, as well as related information contained in management reports
°	Various industry sources regarding the general economic and mortgage industry outlook

Redwood Mortgage Investors VIII Per Unit Fair Value                                                                                      Page | 3

°	Other information pertinent to our analysis.

Procedures and Analytic Approaches

The firm performed the following customary procedures:

°	Received a description of the subject items;
°	Reviewed the methodologies used to estimate the fair value of the investment assets;
°	Identified the data and assumptions used by RMC in its determinations of fair value of REO and obtained the loan sales data required to calculate the fair value of the commercial mortgages;

The Market Approach uses the price at which similar assets or liabilities are exchanged to estimate the fair market value of the assets or liabilities.

The advantage of the Market Approach is that it recognizes the effect of most of the principal valuation factors identified above. Quoted market prices of similar publicly traded assets or liabilities incorporate the effects on value of earnings and cash generation while also recognizing general economic conditions, the position of the industry in the economy, and the position of the company in its industry.

As quoted market prices are the best indication of fair value, quoted market prices should be used whenever possible. However, the use of quoted market prices is limited to homogenous categories of the assets or liabilities for which frequent trading occurs. The key in applying the market approach is to be certain that there is comparability between the subject assets or liabilities and the quoted market assets or liabilities, and to make adjustments for any differences. If many subjective assumptions needed to be made to account for the differences, then a discounted cash flow approach may be utilized.

The Cost Approach, or book value analysis, should approximate fair value for the assets or liabilities, which reprice frequently, provided there has been no material change in the underlying structure or credit quality since origination. For example, if a frequently repricing loan was originated at prime, and if the loan were originated today it would be originated at prime, then book value should approximate fair value.

Book value may also approximate fair value for assets or liabilities with a relatively short term to maturity, provided there is little or no risk of material changes before maturity and the disparity between the assets’ or liabilities’ current rate and that of the quoted market rate is minimal. Any mark-to-market adjustment for these short-term assets or liabilities would presumably be immaterial.